                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Cotelligent Group, Inc.
                               (NAME OF ISSUER)

                    Common Stock, $0.01 par value per share
                         (TITLE OF CLASS OF SECURITIES)

                                  221630-10-6
                                (CUSIP NUMBER)

                                JOHN R. PREVIS
                            Buchanan Ingersoll P.C.
                         One Oxford Centre, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA  15219
                                (412) 562-8957

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 23, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.


                       (continued on the following pages)

CUSIP No. 221630-10-6

1.   NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:

     Thomas E. Fallat

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)          (a)  X

                                 (b)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

           Number of Shares         7.   SOLE VOTING POWER
         Beneficially Owned by
         Each Reporting Person           0
                  With
                                    8.   SHARED VOTING POWER

                                         962,350*

                                    9.   SOLE DISPOSITIVE POWER

                                         0

                                   10.   SHARED DISPOSITIVE POWER

                                         962,350*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     962,350*

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.92%*

14.  TYPE OF REPORTING PERSON

     IN


--------------------
* This amount includes 33,000 shares which were gifted to the Fallat Family Charitable Foundation for which Thomas E. Fallat serves as co-trustee with shared voting and dispositive powers.

CUSIP No. 221630-10-6


1.   NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:

     Opal A. Fallat

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (a)  X
                                                                (b)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2 (e)                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America       7.   SOLE VOTING POWER
          Number of Shares
       Beneficially Owned by             0
       Each Reporting Person
               with

                                    8.   SHARED VOTING POWER

                                         929,350

                                    9.   SOLE DISPOSITIVE POWER

                                         0

                                    10.  SHARED DISPOSITIVE POWER

                                         929,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     929,350

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.58%

14.  TYPE OF REPORTING PERSON

     IN

INTRODUCTION

     This statement is Amendment No. 2 (the "Amendment") to the Schedule 13D filed by Thomas E. Fallat and Opal A. Fallat, husband and wife, as a group (collectively the "Fallats" or "Reporting Persons") on December 10, 1996 with respect to shares of common stock, $0.01 par value per share (the "Common Stock") of Cotelligent Group, Inc., a Delaware corporation ("Cotelligent" or the "Company"). The purpose of the Amendment is to correct an inadvertent error in the calculation of the Reporting Persons ownership in the Company due to the failure to take into account certain gifts to members of the Reporting Persons immediate family. In addition, this statement reports a recent gift of Common Stock to the Fallat Family Charitable Foundation.

     On November 27, 1995, Cotelligent, Pittsburgh Business Consultants, Inc., ("PBC") a Pennsylvania corporation and wholly owned subsidiary of Cotelligent, Cotelligent/PBC Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Cotelligent ("Cotelligent Sub") and the Reporting Persons and other shareholders of PBC entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Cotelligent Sub merged (the "Merger") with and into PBC. As a result of the Merger, which was effective on November 27, 1996 (the "Effective Time"), the separate existence of Cotelligent Sub ceased and PBC became a wholly owned subsidiary of Cotelligent.

     Prior to the Merger, the Reporting Persons owned 7,341.6 shares of PBC common stock par value $1.00 per share (the "PBC Common Stock"). Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of PBC Common Stock was converted into Cotelligent Common Stock. In connection with the Merger, the Reporting Persons received 1,142,350 shares of Cotelligent Common Stock. The Reporting Persons gifted 180,000 of this amount to members of their immediate family on March 14, 1997 and made another gift of 33,000 shares of Cotelligent Common Stock to the Fallat Family Charitable Foundation on
May 31, 1997.

ITEM 1.  SECURITY AND ISSUER:

     This statement relates to the 1,142,350 shares of Cotelligent Common Stock received by the Reporting Persons as a result of the Merger and the subsequent gift of 213,000 of those shares to members of their immediate family and the Fallat Family Charitable Foundation. Cotelligent's principal executive office is located at 101 California Street, Suite 2050, San Francisco, CA 94111.

ITEM 2.  IDENTITY AND BACKGROUND:

     The persons filing this statement are Thomas E. Fallat and Opal A. Fallat, each of whom is a citizen of the United States of America. The address of each of the Fallats is 3115 Deerfield Lane, Murrysville, PA 15668. Mr. Fallat is the Chief Executive Officer of PBC. PBC's principal business address is 411 7th Avenue, Pittsburgh, PA 15219. Mrs. Fallat is not employed.

     During the last five years, neither of the Fallats has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of the Fallats been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Fallats was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates specifically to the 1,142,350 shares of Cotelligent Common Stock received by the Reporting Persons in connection with the Merger. See Item 2, "Identity and Background." Prior to the Merger, the Reporting Persons owned 7,341.6 shares of PBC Common Stock. Pursuant to the Merger Agreement, at the Effective Time, these shares of PBC Common Stock were converted into 1,142,350 shares of Cotelligent Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Fallats acquired 1,142,350 shares of Cotelligent Common Stock in connection with the Merger and strictly for purpose of equity security investment. On March 14, 1997, the Fallats gifted 180,000 of those shares to members of their immediate family reducing their ownership in the Company to 9.92% from 11.78%. On May 31, 1997 the Fallats gifted 33,000 shares of Cotelligent Common Stock to the Fallat Family Charitable Foundation for which Mr. Thomas E. Fallat serves as co-trustee with shared dispositive and voting powers. As a result of this second gift, Mrs. Opal Fallat now beneficially owns 9.58% while Mr. Thomas E. Fallat continues to beneficially own 9.92% of Cotelligent.

     In light of the magnitude of the Reporting Persons' investment in the Common Stock of the Company, the Reporting Persons may seek to influence management of the Company in order to ensure that the Company is managed in such a way as to maximize the value of the enterprise. The Reporting Persons intend to contact the Company to seek a meeting with management and members of the Board of Directors to discuss a range of issues they believe could favorably affect both management focus and shareholder value. In addition, the Reporting Persons plan to discuss additional actions to protect their investment in the Company including, without limitation, proposing that Mr. Thomas Fallat (or his nominee) be added to the Board of Directors of the Company.

     Except as indicated above, the Reporting Persons have no plans or proposals which would relate to or result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule, although the Reporting Persons reserve the right to take any action which relates to or would result in any of such events, actions or conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of this Statement:

     (a) Mr. Fallat is the beneficial owner of 962,350 shares of Cotelligent Common Stock (approximately 9.92% of the outstanding shares of Cotelligent Common Stock based solely on information contained in the Company's Post-Effective Amendment No. 1 to Form S-1 on Form S-4 filed with the Securities and Exchange Commission on March 19, 1997) while Mrs. Fallat is the beneficial owner of 9.58% of Cotelligent Common Stock or 929,350 shares.

     (b) The Reporting Persons have shared voting power and shared investment power with respect to 929,350 shares of Cotelligent Common Stock and Mr. Fallat has shared voting and dispositive powers over an additional 33,000 shares of Cotelligent Common Stock held by the Fallat Family Charitable Foundation for which he serves as Co-Trustee.

     (c) The Reporting Persons made gifts of 180,000 shares of Cotelligent Common Stock to members of their immediate family on March 14, 1997 and 33,000 shares of Cotelligent Common Stock to the Fallat Family Charitable Foundation on May 31, 1997.

     (d) Thomas E. Fallat and Charles E. Weston are co-trustees of the Fallat Family Charitable Foundation and as such have shared dispositive and voting powers over 33,000 shares of Cotelligent Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cotelligent Common Stock reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Thomas E. Fallat and Charles E. Weston are co-trustees of the Fallat Family Charitable Foundation and as such have shared dispositive and voting powers over 33,000 shares of Cotelligent Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The Fallat Family Charitable Foundation Trust Agreement is Filed herewith as Exhibit 10.1.

     A Joint Filing Agreement is filed herewith as Exhibit 99.1 to this Statement.

                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.

DATE:  June 6, 1997                 /s/       Thomas E. Fallat
                                    ----------------------------------
                                              Thomas E. Fallat

                                    /s/        Opal A. Fallat
                                    ----------------------------------
                                               Opal A. Fallat